UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 9, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     The information contained in this Report is incorporated by reference into the Registration Statement on Form F-3, File Nos. 333-136936 and 333-165754, the Registration Statement on Form S-8, File No. 333-147186, and the Registration Statement on Form F-4, File No. 333-175043 (the “Form F-4”).
     On January 28, 2011, Navios Maritime Holdings Inc. (the “Company”) and Navios Maritime Finance II (US) Inc., its wholly owned finance subsidiary (“NMF” and, together with Navios Holdings, the “Co-Issuers”) issued $350 million aggregate principal amount of 8 1/8% Senior Notes due 2019 (the “8 1/8% Senior Notes”). This Form 6-K is being filed to update certain financial information for purposes of the Form F-4.
     The Form 6-K filed for the three month period ended March 31, 2011 (the “First Quarter 6-K”) was originally filed with the Securities and Exchange Commission (the “SEC”) on May 25, 2011. This Form 6-K includes as Exhibit 99.1, the unaudited financial statements from the First Quarter 6-K with supplemental information provided in the footnote relating to the guarantor and non-guarantor subsidiaries. Note 15- Other Financial Information of the First Quarter 6-K has been modified to provide supplemental information that reflects the current guarantors of the Co-Issuers’ 8 1/8% Senior Notes as of March 31, 2011. Other than providing the supplemental information relating to Note 15, this Form 6-K does not amend or update the Company’s financial statements and disclosure included in the First Quarter 6-K.
     The Form 20-F for the year ended December 31, 2010 was originally filed with the SEC on April 6, 2011 and amended on June 20, 2011 (the “Form 20-F”). This Form 6-K includes as Exhibit 99.2, the audited financial statements from the Form 20-F with supplemental information provided in the footnote relating to the guarantor and non-guarantor subsidiaries of the Company’s 8 1/8% Senior Notes. Note 25-Other Financial Information of the Form 20-F has been modified to provide supplemental information that reflects the current guarantors of the Company’s 8 1/8% Senior Notes as of each of the three years ended December 31, 2010, 2009 and 2008. In addition, the Company made a reclassification as noted in Note 2. Other than providing the supplemental information relating to Note 25, reclassification as discussed in Note 2 and subsequent events occurring after December 31, 2010 to Note 26, this Form 6-K does not amend or update the Company’s financial statements and disclosure included in the Form 20-F.
Exhibits

Exhibit No.	Exhibit
99.1	Navios Maritime Holdings Inc. Consolidated Financial Statements for the three month period ended March 31, 2011.
99.2	Navios Maritime Holdings Inc. Consolidated Financial Statements for the year ended December 31, 2010.
99.3	Consent of PricewaterhouseCoopers S. A.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 9, 2011